[LETTERHEAD OF CLIFFORD CHANCE US LLP]

May 20, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry L. Greene, Division of Investment Management Mail Stop 0505

Re:	The Turkish Investment Fund, Inc. (File No. 811-05921)

Dear Mr. Greene:

Thank you for your telephonic comments on May 13, 2008 regarding the preliminary proxy statement for The Turkish Investment Fund, Inc. (the ‘‘Fund’’), filed with the Securities and Exchange Commission on May 8, 2008. Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement for the Fund, which will be filed via EDGAR on or about May 20, 2008.

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the ‘‘Tandy’’ language via EDGAR.

Response 1.    This SEC response letter, which incorporates the ‘‘Tandy’’ language, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

Comment 2.	Please confirm that you have included disclosure regarding abstentions and broker non-votes.

Response 2.    Disclosure regarding abstentions is currently included in the proxy statement. Disclosure regarding broker non-votes is not applicable for this proxy statement because there are no routine matters on which brokers will vote.

Comment 3.	Please revise the following sentence to clarify which objective limits are being referred to: The amendment to the Fund’s investment restriction regarding concentration would provide the Fund with greater flexibility to take advantage of investment opportunities in Turkey, but within the objective limits provided by reference to the Benchmark Index.

Response 3.    The sentence has been revised as follows: The amendment to the Fund’s investment restriction regarding concentration would provide the Fund with greater flexibility to take advantage of investment opportunities in Turkey, but within the objective limits set forth above which tie such concentration to representation of an industry or industries in the Benchmark Index.

May 20, 2008

Comment 4.	Please confirm that if three industries each represent 25% or more of the Benchmark Index, then the Fund is required to invest between 25% and 35% in each of those industries.

Response 4.    If three industries each represent 25% or more of the Benchmark Index, the Fund is required to invest between 25% and 35% in each of those industries until such time as such industries cease to represent 25% or more of the Benchmark Index.

Comment 5.	Please discuss the need for the proposed concentration policy.

Response 5.    The flexibility to concentrate is of particular importance to the Fund today considering that Turkey is an emerging market country that has a relatively small number of issuers, the characteristics of the Turkish markets and the possibility that such markets may be dominated by a particular industry or industries. Specifically, in recent years the banking industry has represented and continues to represent a significant part of the Benchmark Index. If the proposed concentration policy is approved by stockholders, the Fund would be able to obtain a greater exposure to the banking industry and take advantage of greater investment opportunities in the banking industry. The Fund’s proposed concentration policy would allow the Fund the flexibility to respond to developments in the Turkish market and, therefore, take advantage of investment opportunities in Turkey that otherwise would not have been available.

Comment 6.	Please enhance the disclosure describing the risks of investment in commercial banks.

Response 6.    The disclosure has been revised accordingly.

Comment 7.	Please confirm that the Fund will be required to concentrate in a specific industry where such industry represents 25% or more of the Benchmark Index.

Response 7.    The Fund will be required to concentrate in a specific industry where such industry represents 25% or more of the Benchmark Index.

Comment 8.	Please supplementally confirm that the Fund’s use of the MSCI Index as its benchmark is akin to using an unaffiliated index as was the case in First Australia.

Response 8.    As per our previous discussions with the Staff, the Fund’s portfolio managers, the Fund’s investment adviser and the Fund do not contribute to or participate in any decisions relating to the composition or management of the MSCI Index. Therefore, we believe that notwithstanding a technical affiliation between the Fund’s investment adviser and the Index, there are no conflicts of interest or potential conflicts of interest that would arise with respect to the Fund’s use of the Index. Additionally, the Fund believes that the Index provides the best representation of the Fund’s investment universe.

May 20, 2008

Comment 9.	In light of the banking industry’s segment of the overall market, the following disclosure from page 5 of the proxy should be revised: ‘‘if the Fund were to invest 25% or more of its total assets in the commercial banks industry, the Fund may also be subject to the following risk:’’

Response 9.    The referenced disclosure has been revised.

*    *    *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Fund we hereby acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489 or Joanne Doldo of Morgan Stanley at (212) 296-6991. Thank you.

Best regards,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.

cc:    Joanne Doldo